Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 3 DATED JULY 18, 2022
TO THE OFFERING CIRCULAR DATED JUNE 1, 2022

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated June 1, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose the resignation of a Director from the Board of Directors of the Company and the appointment of a new Director to the Board of Directors of the Company

Resignation/Appointment of Director

Effective as of June 21, 2022 (the “Resignation”), Joseph Chen resigned as the Series A Director of our board of directors (the “Board”). Pursuant to our Third Amended and Restated Certificate of Incorporation, our Bylaws and the Delaware General Corporation Law, any vacancy on the Board may be filled by a majority of directors then in office. On July 13, 2022, the remaining members of the Board appointed Charlotte Liu to fill the vacancy caused by the Resignation. Ms. Liu will hold the office until her successor is duly elected and qualified or until she dies, resigns, is removed or becomes disqualified.

Biographical information about Ms. Liu follows:

Charlotte Liu  most recently served as Chief Commercial Officer of Springer Nature, a scientific and professional publishing and media company with leading brands such as Nature, Macmillan, Springer, and Scientific American. A member of the company’s management board, she led global sales and marketing organizations responsible for over 1 billion euro annual revenue. Before that Ms. Liu was Global Managing Director of Asian & World Art at Christie’s, a leading global art auction house, with global divisional P&L and leadership responsibility. Born and raised in Shanghai, she started her career at the Boston Consulting Group, advising multinational companies on their Asia strategy. She also worked with McGraw-Hill in product development and corporate strategy roles for the US market. Ms. Liu has developed unique strategic and operational skills from her global experience, having worked in Shanghai, Hong Kong, Toronto, and New York, with both regional market development experience and global leadership responsibilities. She is currently taking a career sabbatical, while working with Netflix as a consultant and moderator for its in house leadership program. Ms. Liu has an undergraduate degree from Fudan University in Shanghai, and an MBA from the Tuck School of Business at Dartmouth College. Ms. Liu is a Fellow of the Aspen Institute China Fellowship Program. She currently resides in Toronto, Canada.